UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

GasLog Ltd.

(Name of the Issuer)

GasLog Ltd.

Blenheim Holdings Ltd.

Blenheim Special Investments Holding Ltd.

Ceres Shipping Ltd.

Peter G. Livanos

Olympic LNG Investments Ltd.

GEPIF III Crown Bidco L.P.

Global Energy & Power Infrastructure Fund III, L.P.

(Name of Persons Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G37585109

(CUSIP Number of Class of Securities)

GasLog Ltd. Alexandros Laios, General Counsel c/o GasLog LNG Services Ltd. 69 Akti Miaouli 18537 Piraeus Greece +30 210 459 1000	Blenheim Holdings Ltd. Blenheim Special Investments Holding Ltd. Ceres Shipping Ltd. Peter G. Livanos c/o Ceres Monaco SAM Gildo Pastor Center 7 rue du Gabian 98000 Monaco +377 9797 0606

Olympic LNG Investments Ltd. c/o ASOFIN Management AG Heiligkreuz 2, FL-9490 Vaduz Liechtenstein +423-237 48 03	Global Energy & Power Infrastructure Fund III, L.P. GEPIF III Crown Bidco L.P. One Lafayette Place Greenwich, CT 06830 U.S.A. +1 203 863 6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Erik R. Tavzel, Esq. D. Scott Bennett, Esq. Andrew C. Elken, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 +1 (212) 474-1000	Owen Clay Linklaters LLP One Silk Street London, EC2Y 8HQ United Kingdom +44 20 7456 3230	Christopher R. May, Esq. Simpson Thacher & Bartlett LLP 600 Travis Street, Suite 5400 Houston, Texas 77002 +1 (713) 821-5666

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$253,528,387.80	$27,659.95

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended. The transaction valuation was calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $5.80 for 42,567,710 outstanding common shares of the issuer subject to the transaction, (b) the product of 642,637 common shares of the issuer subject to restricted stock unit awards that are not subject to performance-based vesting conditions multiplied by $5.80 and (c) the product of 501,444 common shares of the issuer subject to restricted stock unit awards that remain subject to performance-based vesting conditions (determined based on the achievement of applicable performance goals at target levels) multiplied by $5.80, in each case as of the date of this filing ((a), (b) and (c) together, the “Transaction Value”).

**	The amount of the filing fee was calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for the Fiscal Year 2021 by multiplying the Transaction Value by 0.0001091.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 5 (this “Amendment”) amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (“SEC”) on March 29, 2021, as amended and supplemented and together with the exhibits thereto (the “Schedule 13E-3” or the “Transaction Statement”), by: (i) GasLog Ltd., a Bermuda exempted company (the “Company”), (ii) GEPIF III Crown Bidco L.P., a Cayman Islands exempted limited partnership (“Parent”), (iii) GEPIF III Crown MergerCo Limited, a Bermuda exempted company and a wholly owned subsidiary of Parent (“Merger Sub”), (iv) Global Energy & Power Infrastructure Fund III, L.P., a Cayman Islands exempted limited partnership, (v) Blenheim Holdings Ltd., a Bermuda exempted company (“Blenheim Holdings”), (vi) Blenheim Special Investments Holding Ltd., a Bermuda exempted company (“Blenheim Special Investments”), (vii) Ceres Shipping Ltd., a Bermuda exempted company, (viii) Peter G. Livanos and (ix) Olympic LNG Investments Ltd., a Bermuda exempted company (“Olympic”) (each of the Company, Parent and (iv) through (ix) a “Filing Person”, and collectively, the “Filing Persons”).

This Transaction Statement relates to (1) the Agreement and Plan of Merger, dated as of February 21, 2021 (subsequently amended on April 20, 2021 and as it may be further amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, (2) the related Statutory Merger Agreement contemplated by the Merger Agreement (the “Statutory Merger Agreement”), dated as of June 9, 2021, by and between the Company and Merger Sub and (3) the Rollover Agreement, dated as of February 21, 2021, by and among Parent, the Company, Blenheim Holdings, Olympic, Blenheim Special Investments, Falconera Navigation Inc., Chiara Holdings S de R.L., Maple Tree Holdings Ltd., Ash Tree SA, Acer Tree Ltd., Thatcher Investments Limited, Eleanor Investments Holdings Limited, Nelson Equity Limited and JP Jones Holdings Limited. Pursuant to the Merger Agreement and the Statutory Merger Agreement, Merger Sub was merged with and into the Company (the “Merger”), with the Company as the surviving company in the Merger. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject to the Transaction Statement. All information in this final Amendment should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as amended to date.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each Filing Person contained in, or incorporated by reference into, this Transaction Statement was supplied by such Filing Person. No Filing Person is responsible for the accuracy of any information supplied by any other Filing Person.

ITEM 15. ADDITIONAL INFORMATION

(c)	Other Material Information. Item 15(c) is hereby amended and supplemented as follows:

On June 4, 2021, at 9:30 a.m. Bermuda time (8:30 a.m. Eastern Time), a special general meeting of the shareholders of the Company was held exclusively online via live webcast, with shareholders of the Company attending virtually. At the special general meeting, the Company’s shareholders voted on whether to approve (a) the Merger Agreement, (b) the Statutory Merger Agreement and (c) and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and Statutory Merger Agreement (the “Merger Proposal”). The Merger Proposal was approved at the special general meeting by (i) the holders of a majority of the voting power of the Company’s common shares, par value $0.01 per share (the “Company Common Shares”), and the Company’s 8.75% Series A Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share (the “Company Preference Shares”), entitled to vote thereon, voting together as a single class (and with each Company Preference Share carrying a single vote) and (ii) the holders of a majority of the Public Shareholders (as defined in the Merger Agreement), that were present (whether in person or by proxy) at the special general meeting.

On June 9, 2021, the Company completed the Merger, upon which the separate corporate existence of Merger Sub ceased, with the Company as the surviving company in the Merger. The Merger became effective at 9:00 a.m. Bermuda time (8:00 a.m. Eastern Time) on June 9, 2021 (the “Effective Time”) pursuant to the certificate of merger that was issued by the Registrar of Companies in Bermuda on such date.

At the Effective Time, each Company Common Share that was issued and outstanding immediately prior to the Effective Time (other than shares that, as of immediately prior to the Effective Time, are held by (a) the Rolling Shareholders (as defined in the Merger Agreement), (b) any direct or indirect wholly owned subsidiary of the Company or (c) the Company as treasury shares) was converted into the right to receive $5.80 in cash, without interest, for each Company Common Share.

Additionally, at the Effective Time, each common share of Merger Sub that was issued and outstanding immediately prior to the Effective Time was converted into and became a number of surviving company common shares equal to (a) the number of Company Common Shares outstanding immediately prior to the Effective Time (other than hook shares and rollover shares) divided by (b) the number of Merger Sub shares issued and outstanding as of immediately prior to the Effective Time. At the Effective Time, the Company Preference Shares issued and outstanding immediately prior to the Effective Time remained issued and outstanding and converted automatically into preference shares of the surviving company entitled to the same dividend and other relative rights, preferences, limitations and restrictions as were provided by the certificate of designations of the Company Preference Shares, which certificate of designations remains in full force and effect as an obligation of the surviving company in accordance with the Company Act of 1981 of Bermuda.

On June 9, 2021, in connection with the completion of the Merger, the Company notified the New York Stock Exchange (“NYSE”) of the completion of the Merger and requested that trading in the Company Common Shares be suspended and that the Company Common Shares be withdrawn from listing on the NYSE. The Company also requested that the NYSE file a notification of removal from listing on Form 25 with the SEC with respect to the Company Common Shares to report the delisting of the Company Common Shares from the NYSE. The Company intends to file with the SEC a certificate and notice of termination on Form 15 with respect to the Company Common Shares, requesting that the Company Common Shares be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that the issuer’s reporting obligations with respect to the Company Common Shares under Sections 13 and 15(d) of the Exchange Act be suspended. The Company Preference Shares remain outstanding and continue to trade on the NYSE.

ITEM 16. EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
(a)-(1)***	Proxy Statement of the Company dated May 3, 2021.
(a)-(2)***	Letter to the Shareholders of the Company, included in the Proxy Statement and incorporated herein by reference.
(a)-(3)***	Notice of Special General Meeting of Shareholders, included in the Proxy Statement and incorporated herein by reference.
(a)-(4)***	Form of Proxy Card, included in the Proxy Statement and incorporated herein by reference.
(a)-(5)*	Press Release issued by the Company, dated February 22, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 22, 2021.
(a)-(6)**	Press Release issued by the Company, dated February 22, 2021, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 22, 2021.
(a)-(7)**	Annual Report on Form 20-F for the year ended December 31, 2020 for the Company filed with the SEC on March 5, 2021.
(b)	Not applicable.
(c)-(1)	Fairness Opinion of Evercore Group L.L.C., dated February 21, 2021, incorporated herein by reference to Annex D to the Proxy Statement.
(c)-(2)*	Discussion Materials prepared by Evercore Group L.L.C. for discussion with the special committee of the board of directors of the Company, dated November 17, 2020
(c)-(3)*	Discussion Materials prepared by Evercore Group L.L.C. for discussion with the special committee of the board of directors of the Company, dated February 19, 2021.
(c)-(4)*	Discussion Materials prepared by Evercore Group L.L.C. for discussion with the special committee of the board of directors of the company, dated February 21, 2021.
(d)-(1)***	Agreement and Plan of Merger, dated as February 21, 2021, by and among GasLog Ltd., GEPIF III Crown Bidco L.P. and GEPIF III Crown MergerCo Limited, incorporated herein by reference to Annex A-1 to the Proxy Statement.
(d)-(2)***	Statutory Merger Agreement by and among GasLog Ltd. and GEPIF III Crown MergerCo Limited, incorporated herein by reference to Annex B of the Proxy Statement.
(d)-(3)***	Rollover Agreement, dated as February 21, 2021, by and among GasLog Ltd., GEPIF III Crown Bidco L.P. and the Rolling Shareholders (as defined therein), incorporated herein by reference to Annex C to the Proxy Statement.
(d)-(4)*	Limited Guarantee, dated as of February 21, 2021, by and between Global Energy & Power Infrastructure Fund III, L.P., in favor of GasLog Ltd.
(d)-(5)*	Equity Commitment Letter, dated as of February 21, 2021, by and between Global Energy & Power Infrastructure Fund III, L.P. and GEPIF III Crown Bidco L.P., incorporated herein by reference to Exhibit 2 to the Schedule 13D furnished by BlackRock, Inc. to the SEC on March 3, 2021
(d)-(6)*	Form of Registration Rights Agreement, incorporated herein by reference to Exhibit 4.2 to Amendment No. 4 to GasLog Ltd.’s Registration Statement on Form F-1, filed with the SEC on March 16, 2012.
(d)-(7)*	Registration Rights Agreement, dated as of June 22, 2020, by and among GasLog Ltd. and the shareholders named therein, incorporated herein by reference to Exhibit 4.17 to GasLog Ltd.’s Annual Report on Form 20-F, filed with the SEC on March 5, 2021.
(d)-(8)*	Form of Subscription Agreement, incorporated herein by reference to Exhibit 10.24 to Amendment No. 4 to GasLog Ltd.’s Registration Statement on Form F-1, filed with the SEC on March 16, 2012.
(d)-(9)*	Form of Subscription Agreement, incorporated herein by reference to Exhibit 4.9 to GasLog Ltd.’s Annual Report on Form 20-F, filed with the SEC on March 27, 2014.
(d)-(10)*	Stock Purchase Agreement, dated June 22, 2020, between Blenheim Holdings Ltd. and GasLog Ltd., incorporated herein by reference to Exhibit 1 to Amendment No. 8 to the Schedule 13D furnished by Peter G. Livanos, Ceres Shipping Ltd. and Blenheim Holdings Ltd. to the SEC on June 30, 2020.
(d)-(11)*	Stock Purchase Agreement, dated June 22, 2020, between Olympic LNG Investments Ltd. and GasLog Ltd., incorporated herein by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D furnished by Olympic LNG Investments Ltd., A.S.O. Holdings S.A. and the Alexander S. Onassis Foundation to the SEC on July 2, 2020.
(d)-(12)***	Amendment No. 1 to the Agreement and Plan of Merger, dated as of April 20, 2021, by and among GasLog Ltd., GEPIF Crown Bidco L.P. and GEPIF III Crown MergerCo Limited, incorporated by reference to Annex A-2 to the Proxy Statement.
(f)***	Section 106 of the Bermuda Companies Act, incorporated herein by reference Annex E to the Proxy Statement
(g)	Not applicable.

*	Previously filed on March 29, 2021 as an exhibit to the Schedule 13E-3.

**	Previously filed on April 20, 2021 as an exhibit to Amendment No. 1 to the Schedule 13E-3.

***	Previously filed on May 3, 2021 as an exhibit to Amendment No. 3 to the Schedule 13E-3.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2021

GASLOG LTD.

By:	/s/ Paul A. Wogan
	Name:	Paul A. Wogan
	Title:	Chief Executive Officer

BLENHEIM HOLDINGS LTD.

By:	/s/ Peter G. Livanos
	Name:	Peter G. Livanos
	Title:	Director

BLENHEIM SPECIAL INVESTMENTS HOLDING LTD.

By:	/s/ Peter G. Livanos
	Name:	Peter G. Livanos
	Title:	Attorney-in-Fact

PETER G. LIVANOS

By:	/s/ Peter G. Livanos
	Name:	Peter G. Livanos

CERES SHIPPING LTD.

By:	/s/ Peter G. Livanos
	Name:	Peter G. Livanos
	Title:	Director

OLYMPIC LNG INVESTMENTS LTD.

By:	/s/ A.S. Papadimitriou
	Name:	A.S. Papadimitriou
	Title:	President

By:	/s/ M. Gialouris
	Name:	M. Gialouris
	Title:	Treasurer/Director

GEPIF III CROWN BIDCO L.P.

By: GEPIF III (GenPar), LLC, its general partner

By:	/s/ James Berner
	Name:	James Berner
	Title:	Managing Director

GLOBAL ENERGY & POWER INFRASTRUCTURE FUND III, L.P.

By: GEPIF III (GenPar), LLC, its general partner

By:	/s/ James Berner
	Name:	James Berner
	Title:	Managing Director